August 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention: Karina V. Dorin

Re:	Future FinTech Group Inc.
Registration Statement on Form S-3 Response date August 24, 2020 File No. 333-224686

Dear Ms. Dorin:

Future FinTech Group Inc. (“FTFT” or the “Company” and sometimes referred to as “we” or “our”) is submitting this letter and the following information in response to a letter, dated February 7, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on May 4, 2018.

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

General

1.	We note your response to comment 1 and reissue it in part. Disclosure at page 9 of your quarterly report on Form 10-Q for the quarter ended September 30, 2018 states that the Shared Shopping Mall is expected to be in operation in December 2018. Please disclose whether your Shared Shopping Mall platform will provide for other digital currencies, in addition to mBTC and Bitcoin, to be exchanged on that platform and, if so, describe all such other digital currencies, their respective characteristics, and whether you believe such platform will be required to be registered as a national securities exchange, an alternative trading system or broker-dealer under the Securities Exchange Act of 1934.

Response: The Shared Shopping Mall platform, Chain Cloud Mall (CCM) was officially launched in January 2019 and it does not provide, support or accept any digital currency payments or exchanges, including mBTC or Bitcoin. The Company has determined that CCM is and will continue to be a block-chain based shopping mall for merchants and goods, not the exchange of digital currencies, and it only accepts payment from credit cards, Alipay and Wechat.

2.	Your response to comment 1 states that the DCON Token is different and separate from mBTC and that any party that wants to provide exchange services on the DCON platform will be required to pledge/deposit certain amounts of DCON token with the platform “for the potential liabilities.” Please further explain this requirement and clarify the difference between your DCON token and mBTC. Additionally, you indicate in response to comment 2 that DCON tokens might be considered to be securities. Please include risk factor disclosure discussing the regulatory framework applicable to these assets, particularly with respect to their issuance and trading in secondary markets.

Response: due to the regulatory consideration, the Company has stopped the business plan of issuing any DCON Token and retracted all the outstanding DCON Tokens that were previously issued. As discussed in our previously response to Staff, when the Company acquired DCON in January 2018, it had 100 million tokens issued and outstanding, which are completely pre-mined tokens. These tokens were issued to its management and technician teams, the DCON foundation or given away for free during the platform’s promotional period and they haven’t been issued for consideration. DCON has not issued any additional tokens since it was acquired by the Company in January 2018. In the future, DCON plans to provide technical service and support for real name, blockchain based assets, their operating entities and other financial institutions. DCON will develop financial and credit related big data mining algorithm for financial institutions and provide blockchain payment verification service to generate its revenue.

3.	We note your response to comment 2 and reissue it in part. Please provide us with analysis explaining whether mBTC and INU tokens are securities as defined in Section 2(a)(1) of the Securities Act. In addition, please tell us whether you intend on holding these tokens or any other digital assets. Your analysis should specifically address the distinct characteristics of each kind of token or other digital currency and how those characteristics affect your conclusions.

Response: We do not believe that mBTC is a security as defined in Section 2(a)(1) of the Securities Act. The mBTC has a fixed exchange rate of 1,000,000 for 1 BTC and it will not increase or decrease its value based upon the operations or development of the DCON platform. The value of mBTC might increase or decrease in connection with the value of BTC, which is not currently considered to be a security by the SEC. Any such fluctuations will be separate from the DCON platform and we do not believe that mBTC holders could have a reasonable expectation of profit in connection with development of the platform. As such, we do not believe mBTC is an investment contract or instrument in a common enterprise with a reasonable expectation of profit to be derived from the entrepreneurial or managerial efforts of others. See SEC v. Edwards, 540 U.S. 389, 393 (2004); SEC v. W.J. Howey Co., 328 U.S. 293, 301 (1946); see also United Housing Found., Inc. v. Forman, 421 U.S. 837, 852-53 (1975). In addition, as discussed above, DCON no longer conducts its mBTC and BTC exchange business and will only provide technical service and support for real name, blockchain based assets, their operating entities and other financial institutions.

In June, 2018, Digipay Fintech Limited (“Digipay”), a wholly-owned subsidiary of the Company enter into an agreement to purchase a 10% equity ownership interest in InUnion Chain Ltd. (“InUnion”) as well as 20,000,000 of the INU tokens issued by InUnion. Due to lack of capital, the Company eventually didn’t purchase the 20,000,000 of the INU tokens. We are a minority owner of InUnion and don’t own any INU tokens, therefore we do not believe we are well placed to conduct such an analysis because we are not, and were not, involved in the creation, distribution or maintenance of the InUnion Token and do not have knowledge of or access to the information that would be necessary to analyze whether the InUnion Tokens are securities as defined in Section 2(a)(1) of the Securities Act.

4.	We note you state that you do not consider yourself to be an investment company and that you do not have an intention to become one in the future in your response to comment 3. Please revise your disclosure to include a brief discussion of the Investment Company Act of 1940 and provide risk factor disclosure addressing the risks to maintaining an exemption from registration under such Act.

Response: We has revised our disclosure to include a brief discussion of the Investment Company Act of 1940 and provide risk factor disclosure addressing the risks to maintaining an exemption from registration under such Act.

Form 8-K filed October 30, 2018

Exhibit 99.1

5.	It appears that you generate revenues from your current fruit juice business and are in the developmental stages with your new focus on fintech and blockchain technology. In your response to prior comment 2, you indicate that you have not yet determined whether the Shared Shopping Mall will issue tokens. However, you state in your investor presentation that the Shared Shopping Mall “will issue tokens by using the first real-name blockchain technology developed by NRC.” Please explain this apparent inconsistency to us and ensure that your public statements are consistent with the disclosures in your filings. Additionally, please tell us your basis for including the growth and trading volume projections for the Shared Shopping Mall for years 2019 – 2021 at pages 17 – 19 of your investor presentation given your developmental stage status.

Response: The Company has sold its fruit juice business in February 2020 and currently generate its revenues from its CCM shopping mall. The Company has determined the shared shopping mall will not issue or accept tokens as a payment method for its platform and it only accepts payment by credit card, Alipay or WeChat. In the investor presentation, we meant to communicate that the stores on our platform may issue anti-counterfeit tokens (digital certificates) generated by block-chain that was in development at that time, which has been developed into the anti-counterfeiting QR codes that are currently used by the stores on CCM. We assist the stores on our platform to generate anti-counterfeit QR codes using block-chain, which will be unique and attached to the products sold by such stores.

Back in October, 2018, we made the growth and trading volume projections for the Shared Shopping Mall based upon projections of the future number of VIP members on the platform, our increased efforts for the online marketing campaign and on-the-ground promotions to attract customers becoming VIP members as well as the growth of China online retail market. In China, revenues received by the online retail market reached RMB 6.55 trillion in 2017, and it was expected the number in 2018 would have reached RMB 7.69 trillion based on the information from iMedia Group. Based on our sales and marketing department’s development plan and their discussion with outside on-the-ground and online promotion teams, we projected that VIP members for the Shared Shopping Mall would reach 1 million, 5 million and 50 million for 2019, 2020 and 2021, respectively. According to original design, only VIP members could open stores on our platform and the minimum purchase amount in stores on our platform required to become a VIP member is RMB 5,000, which would be subject to renewal every 100 days. Based upon the projected number of VIP members, we estimated the revenue generated by all stores on our platform for 2019 would be RMB 5 billion, excluding spending by the customers who did not reach the RMB 5,000 level (non-VIP members spending). Based on that model and with the further development and increased functionality of the mall, we expected the annual spending for a single VIP member in the mall would reach RMB 10,000 after 2019. Therefore, we estimated the revenues generated by all the stores, including by VIP members and non-VIP members in the mall, for 2020 and 2021 as described in the presentation.

However, the online marketing campaign and on-the-ground promotions for our shared shopping mall encountered bottle neck in early 2019 and the registrations of VIP members grew much slower than we originally projected after certain initial success. Also, due to the trade war between US and China since September 2018, the overall economy in China has slowed down very much starting 2019 which also materially affect the growth our VIP members.

In early 2020, the COVID-19 epidemic outbreak further delayed the Company’s marketing plan and materially adversely affected the Company’s promotion strategy. In order to prevent and control the spread of the pandemic, the Chinese governments issued administrative orders to impose travel and public gathering restrictions as well as to work from home and self-quarantine. The Company and its marketing and promotion teams were unable to carry out in-person promotion activities and face-to-face meetings and conference with potential clients, which greatly affected the development of new members. Currently, there are still ongoing restrictions on large conference, promotion activities and gatherings in China. The Company’s previous promotion strategy relied on the training of members and distributors through meetings and conferences. These restrictions made the promotion strategy for CCM difficult to implement. As a result, the Company is currently lacking the ability to promote the use of the CCM shopping mall through existing marketing strategies and might have to adopt new strategy with the prolonged outbreak of Covid-19. The Company currently cannot reasonably predict when the business activities can fully be back to normal as to the level before the outbreak of COVID-19.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 at Foster Garvey, P.C.

Very truly yours,

/s/ Shanchun Huang
Shanchun Huang
Chief Executive Officer Future FinTech Group Inc.

3